UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors and Officers

Effective January 20, 2026, Mr. PoTin Wong (“Mr. Wong”) resigned as an independent director of Mega Fortune Company Limited (the “Company” or the “Registrant”). The resignation of Mr. Wong was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective January 21, 2026, Mr. Wan Kwun Lun (“Mr. Wan”) resigned as an independent director of the Company. The resignation of Mr. Wan was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective January 21, 2026, Mr. Chi Chuen Lai (“Mr. CC Lai”) resigned as a director and the Chief Financial Officer of the Company. The resignation of Mr. Lai was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective January 21, 2026, Ms. Sin Yi Cheng (“Ms. Cheng”) resigned as a director and the Chief Operating Officer of the Company. The resignation of Ms. Cheng was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective January 21, 2026, Mr. Charles Lin (“Mr. Lin”) was elected as an independent director by the remaining members of the board of directors to fill the vacancy resulting from the resignation of Mr. Wong.

Effective January 21, 2026, Ms. Chunyan Wang (“Ms. Wang”) was elected as an independent director by the remaining members of the board of directors to fill the vacancy resulting from the resignation of Mr. Wan.

Effective January 21, 2026, Mr. Longwai Lai (“Mr. LW Lai”) was elected as a director by the remaining members of the board of directors to fill the vacancy resulting from the resignation of Mr. CC Lai.

Effective January 21, 2026, Mr. Mr. LW Lai was appointed as the Chief Financial Officer of the Company by the board of directors of the Company.

Mr. Lin has worked at Power Partner Capital Limited, a company principally engaged in investment holding and management consulting, as the CEO since February 2025. From October 2022 to January 2025, he was the CEO of GF Holdings (Hong Kong) Limited, GF Securities (SEHK: 1776, SZSE: 776), an investment bank. From April 2020 to September 2022, he worked as the Group Vice Chairman at China International Trust & Investment Corporation /CLSA Ltd. (SEHK: 6030, SHSE: 600030), an investment bank. From September 2011 to December 2019, he worked at Vanguard Investments Hong Kong Ltd., an investment management firm, in several important roles including Asia CEO, Member of International Business Executive Committee and Chairman and Legal Representative of Vanguard Investment Management (Shanghai) Limited. From August 2009 to September 2011, he was the Head of Greater China, Sales and Client Relations at Banco Itau Asia Limited, a company principally engaged in investment management and investment banking services. Mr. Lin holds a bachelor’s degree in economics major in banking and finance from Shanghai University of Finance and Economics China. He also attended an Executive Program at Harvard Business School.

Ms. Wang has been an executive director of the Hong Kong Branch of Beijing De Tu Investment Co., Limited, a company principally engaged in investment holding  and management consulting, since May 2015. From September 2013 to April 2015, she was the General Manager of the Hong Kong Branch of Beijing De Tu Capital Limited. From September 2007 to September 2009 Ms. Wang holds a bachelor’s degree in finance and a master’s degree in finance from Jiangxi Normal University.

Mr. LW Lai has worked as the Finance Director of Capital Management at DT Capital Management Co., Limited Company, a company principally engaged in investment holding and management consulting, since March 2013. From October 2010 to March 2013, he worked at KPMG, an accounting firm, as a senior manager in the Transaction Services department in Beijing. From June 2008 to October 2010, he worked at PwC as an audit manager, in Hong Kong. From January 2004 to June 2008, he worked at GNS Investment Consulting (China) Co., Ltd., a consulting company, as finance manager and general manager of the Beijing Branch. From March 1999 to January 2004, he worked at William Buck Chartered Accountants, as a CA. Mr. LW Lai holds a bachelor’s degree in accounting and fiancé from University of Western Australia and a MBA from BiMBA a joint program between Peking University in Beijing and Fordham Business School, in New York. He is a CA certified by the Institute of Chartered Accountants in Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2026

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Lai Long Wai
Name:	Lai Long Wai
Title:	Chief Financial Officer